                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES ACT OF 1934

DATE OF REPORT: DECEMBER 31, 1999                    COMMISSION FILE NO. 0-6032

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               DELAWARE                               63-0593897
               --------                               ----------
      (State of Incorporation)           (I.R.S. Employer Identification No.)


                              15 SOUTH 20TH STREET

                            BIRMINGHAM, ALABAMA 35233
                            -------------------------
                    (Address of principal executive offices)

                                 (205) 933-3000
                                 --------------
                         (Registrant's telephone number)

                            COMPASS BANCSHARES, INC.
                         PROFIT SHARING STOCK BONUS PLAN

FINANCIAL INFORMATION

-------------

Item 1 Audited statements of net assets available for plan benefits as of December 31, 1999 and 1998

Item 2 Audited statements of changes in net assets available for plan benefits for the three years ended December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Compass Bancshares, Inc.:


We have audited the accompanying statement of net assets available for plan benefits of COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Compass Bancshares, Inc. Profit Sharing Stock Bonus Plan as of December 31, 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ Arthur Andersen LLP


Birmingham, Alabama
June 28, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Compass Bancshares, Inc.:


We have audited the accompanying statement of net assets available for plan benefits as of December 31, 1998 of COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN (formerly Compass Bancshares, Inc. Employee Stock Ownership
Plan) and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Compass Bancshares, Inc. Profit Sharing Stock Bonus Plan as of December 31, 1998 and the changes in its net assets available for plan benefits for the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                     /s/ KPMG LLP

Birmingham, Alabama
June 23, 1999

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                                                     1999               1998
                                                                                  ------------       ------------
INVESTMENTS, AT FAIR VALUE (SEE NOTE 4)                                           $167,474,622       $179,970,270

DIVIDENDS AND INTEREST INCOME RECEIVABLE                                             1,150,842          1,021,935

CASH                                                                                     4,897          1,003,743

EMPLOYEE CONTRIBUTIONS RECEIVABLE                                                      276,847            569,393

EMPLOYER CONTRIBUTIONS RECEIVABLE                                                    1,185,440            349,054

OTHER PAYABLE, NET                                                                    (183,719)          (922,488)
                                                                                  ------------       ------------
              Net assets available for plan benefits                              $169,908,929       $181,991,907
                                                                                  ============       ============


        The accompanying notes are an integral part of these statements.

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997




                                                                  1999                1998               1997
                                                               ------------        ------------       ------------
INVESTMENT INCOME:
    Dividends on Compass Bancshares, Inc common stock        $    4,250,981      $    4,167,576     $    3,921,890
    Dividends                                                     2,961,638           1,665,785          2,211,509
    Interest                                                        736,810             228,245            182,077
                                                               ------------        ------------       ------------
              Net investment income                               7,949,429           6,061,606          6,315,476

NET REALIZED GAIN ON SALE OF INVESTMENTS                          4,365,405           6,357,974          5,781,685

UNREALIZED (DEPRECIATION) APPRECIATION OF INVESTMENTS           (24,168,865)        (39,265,005)        62,880,898
                                                               ------------        ------------       ------------
                                                                (11,854,031)        (26,845,425)        74,978,059
                                                               ------------        ------------       ------------
CONTRIBUTIONS:
    Employee                                                      7,293,829           8,106,291         10,533,159
    Employer                                                      5,254,503           6,172,864          3,738,790
                                                               ------------        ------------       ------------
                                                                 12,548,332          14,279,155         14,271,949
                                                               ------------        ------------       ------------
DISTRIBUTIONS TO PARTICIPANTS                                   (15,555,743)        (17,374,854)       (13,263,735)

ROLLOVERS AND TRANSFERS                                           2,778,464           3,077,121          1,559,965
                                                               ------------        ------------       ------------
              Net (decrease) increase                           (12,082,978)        (26,864,003)        77,546,238

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
       Beginning of year                                        181,991,907         208,855,910        131,309,672
                                                               ------------        ------------       ------------
       End of year                                             $169,908,929        $181,991,907       $208,855,910
                                                               ============        ============       ============







        The accompanying notes are an integral part of these statements.

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998, AND 1997



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements of Compass Bancshares, Inc. Profit Sharing Stock Bonus Plan (the "Plan") have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States.

     INVESTMENT IN SECURITIES

     Corporate securities are valued based on quotations obtained from national securities exchanges. Mutual funds are valued at their current unit value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

     VALUATION OF ASSETS

     The pooled separate account funds are stated at fair value. The guaranteed long-term fund is valued at contract value, in accordance with Statement of Position 94-4, REPORTING OF INVESTMENT CONTRACTS HELD BY HEALTH AND WELFARE BENEFIT PLANS AND DEFINED CONTRIBUTION PENSION PLANS. Contract value approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The average yield for the guaranteed long-term fund was 5.62% and 5.92% for 1999 and 1998, respectively.

     PLAN EXPENSES

     The trust department of Compass Bank (the "Trustee") is trustee for the Plan. Compass Bank is a wholly owned banking subsidiary of Compass Bancshares, Inc. (the "Company" or "Employer"). Administrative fees are paid directly by the Company. Trustee administrative fees were $770,005, $864,375, and $694,069 for the years ended December 31, 1999, 1998, and 1997, respectively.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

2.   ORGANIZATION

     The Plan is a defined contribution pension plan and was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective September 8, 1999, to change the name of the plan from Employee Stock Ownership Plan to Profit Sharing Stock Bonus Plan. The plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate ("Participants") in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

3.   DESCRIPTION OF PLAN

     PARTICIPANT CONTRIBUTIONS

     Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10% of their compensation deferred and contributed to the Plan.

     Participants may allocate their contributions, in multiples of 1%, to the following funds:

          1. Employee/Employer Company Stock Fund--Invested entirely in common stock of Compass Bancshares, Inc.

          2. ESOP-Employer Company Stock Fund--Invested entirely in common stock of Compass Bancshares, Inc.

          3. Expedition Equity Fund--In 1997, all balances previously held in the Growth Stock Fund, the Value Stock Fund, or the Contrarian Stock Fund were converted to shares of the Expedition Equity Fund. The Fund invests primarily (at least 80% of its total assets) in common stocks issued by mid and large capitalization companies. The Fund invests in stocks of private companies that are subject to wide market value (price) fluctuations based on market and economic conditions and perceptions, and therefore, involves a high level of investment risk.

          4. Federated Capital Preservation Fund--Invested solely in one or more guaranteed income contracts entered into with insurance companies with the objective of providing high current income and stability of principal. The Plan's investment in this Fund was discontinued in 1998.

          5.   Expedition Money Market Fund (previously Starburst Money Market
               Fund)--Invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations or of comparable quality to securities having such ratings.

          6. Expedition Bond Fund--Invests in a diversified portfolio consisting primarily of bonds (normally at least 65% in bonds), as well as other fixed income securities. The Fund may also invest in certain securities, including mortgage-related securities, foreign securities and financial futures and options on financial fixtures, which may present special risks not associated with bonds and fixed-income securities generally.

          7. Vanguard International Growth Fund--Invests in stocks of non-U.S. companies. About two-thirds of the Fund's assets are invested in small and medium sized companies, and the remaining assets are invested in large companies. The Plan's investment in this Fund was discontinued in 1998.

          8. AIM Constellation Fund--Invests primarily in U.S. companies. The Fund's investment advisor emphasizes medium-sized and small-sized emerging growth companies. The Fund is also invested in companies that are likely to benefit from new or innovative products, services, or processes.

          9. Evergreen Foundation Balanced Fund--Invests in a combination of common stocks, preferred stocks, securities convertible or exchangeable for common stocks, corporate and U.S. Government debt obligations, and short-term debt obligations. The Fund anticipates that at least 25% of its net assets will consist of fixed-income securities. The balance is invested in equity securities or securities convertible into equity securities. The Plan's investment in this Fund was discontinued in 1998.

          10. Fidelity Advisor Stable Value Portfolio--Invests in short- and long-term investment contracts issued by insurance companies
               (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, and cash equivalents. The Plan began investing in this Fund in 1998.

          11. Fidelity Advisor Overseas Fund--Invests primarily in foreign securities. The Fund invests approximately 65% of the total assets in these securities. The Fund may also invest in U.S. issuers. The Fund normally diversifies its investments across different countries and regions taking into account the size of the market in each country and region relative to the size of the international market as a whole. The Fund expects to invest primarily in equity securities but may also invest up to 35% of its assets in any type of debt securities for long-term growth purposes. The Plan began investing in this fund in 1998.

          12. Fidelity Advisor Balanced Fund--Invests in a diversified portfolio of equity and fixed-income securities with income, growth of income, and capital appreciation potential. The Fund's advisor manages the Fund to maintain a balance between stocks and bonds. The Fund invests approximately 60% of the Fund's assets in stocks and other equity securities and the remainder in bonds and other fixed-income securities. The Fund also invests at least 25% of the Fund's total assets in fixed-income senior securities, including debt securities and preferred stock. The Plan began investing in this Fund in 1998.

     Compass Bank is in the investment advisor for the Expedition Equity Fund, Expedition Money Market Fund, and the Expedition Bond Fund.

     EMPLOYER CONTRIBUTIONS

     The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company under the 401(k) provisions of the Plan. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2% of such Participant's base compensation. These matching contributions are invested in the Employee/Employer Company Stock Fund.

     If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1% matching amount. Such contributions are also invested in the Employee/Employer Company Stock Fund and are allocated to employee accounts based on relative compensation. Upon reaching the targeted amount, the Employer may also elect to make a contribution to the ESOP--Employer Company Stock Fund under the employee stock ownership provisions of the Plan. For the years ended December 31, 1999, 1998, and 1997, the employer's earnings reached the targeted amount.

     VESTING

     Participants have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their 401(k) contributions and the Employer's matching contributions to the Employee/Employer Company Stock Fund, including earnings thereon. A Participant acquires a vested interest in amounts attributable to the ESOP--Employer Company Stock Fund based on length of employment, as follows:

                                           YEARS                    VESTING
                                         OF SERVICE                PERCENTAGE
                                         ----------                ----------
                                        Less than 5                     0
                                         5 or more                    100

     FORFEITURES

     If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

     DISTRIBUTION OF BENEFITS

     Upon retirement, disability, or death, participants become 100% vested in his or her account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

     WITHDRAWAL PROVISIONS

     Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion is taxable and may not be repaid to the Plan.

     PRIORITIES UPON TERMINATION

     Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

     ROLLOVERS

     During 1999, 1998, and 1997, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.

4.   INVESTMENTS

     The investments of the Plan as of December 31, 1999 and 1998 are summarized as follows:

                                                                        DECEMBER 31, 1999
                                                                 ------------------------------
                                                                   NUMBER OF
                                                                 SHARES/UNITS      FAIR VALUE
                                                                 ------------      ----------
                 Common stock:
                     Compass Bancshares, Inc.*                     $5,762,393      $128,573,404
                 Mutual funds:
                     Expedition Equity Fund                         1,897,397        24,514,373
                     Expedition Bond Fund                              80,023           762,618
                     AIM Constellation Fund                            77,133         3,124,638
                     Expedition Money Market Fund                   4,125,827         4,125,827
                     Fidelity Advisor Stable Value
                        Portfolio                                   3,744,213         3,744,213
                     Fidelity Advisor Overseas Fund                    61,059         1,431,835
                     Fidelity Advisor Balanced Fund                    65,306         1,197,714
                                                                                   ------------
                                                                                   $167,474,622
                                                                                   ============

                                                                        December 31, 1998
                                                                 ----------------------------
                                                                   Number of
                                                                 Shares/Units      Fair Value
                                                                 ------------      ----------
                 Common stock:
                     Compass Bancshares, Inc.*                      3,866,000      $147,149,606
                 Mutual funds:
                     Expedition Equity Fund                         1,681,788        19,273,285
                     Expedition Bond Fund                              89,622           904,289
                     AIM Constellation Fund                            61,298         1,870,821
                     Expedition Money Market Fund                   5,209,167         5,209,167
                     Fidelity Advisor Stable Value
                        Portfolio                                     353,808         3,538,075
                     Fidelity Advisor Overseas Fund                    53,756           932,133
                     Fidelity Advisor Balanced Fund                    58,319         1,092,894
                                                                                   ------------
                                                                                   $179,970,270
                                                                                   ============

                 * a portion of this investment is nonparticipant-directed
                   (Note 5)

     The net unrealized appreciation (depreciation) of investments and change in net unrealized appreciation (depreciation) of investments follows:


                                      Compass
                                  Bancshares, Inc.         Mutual         Combined
                                   Common Stock             Funds           Funds
                                   -------------         ----------     -----------
Balance at December 31, 1996       $  71,641,308        $  (448,158)    $71,193,150
1997 appreciation (depreciation)      63,168,086           (287,188)     62,880,898
                                   -------------        -----------     -----------
Balance at December 31, 1997         134,809,394           (735,346)    134,074,048
1998 appreciation (depreciation)     (42,066,308)         2,801,303     (39,265,005)
                                   -------------        -----------     -----------
Balance at December 31, 1998          92,743,086          2,065,957      94,809,043
1999 appreciation (depreciation)     (27,739,849)         3,570,984     (24,168,865)
                                   -------------        -----------     -----------
Balance at December 31, 1999       $  65,003,237        $ 5,636,941     $70,640,178
                                   =============        ===========     ===========

5.   NONPARTICIPANT-DIRECTED FUNDS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed funds are as follows:

                                                                                 DECEMBER 31, 1999
                                                                           ----------------------------
                                                                            EMPLOYEE/           ESOP-
                                                                            EMPLOYER          EMPLOYER
                                                                             COMPANY           COMPANY
                                                                           STOCK FUND        STOCK FUND
                                                                            -----------       -----------
        Investments at fair value:
            Compass Bancshares. Inc. common stock                           $50,786,540       $77,786,864
            Expedition Money Market Fund                                        290,995               310
                                                                            -----------       -----------
                      Net investments                                        51,077,535        77,787,174
        Dividends and interest income receivable                                448,825           702,017
        Cash                                                                      4,897                 0
        Employee contributions receivable                                        80,700                 0
        Employer contributions receivable                                     1,185,440                 0
        Other receivable (payable), net                                        (183,719)                0
                                                                            -----------       -----------
                      Net assets available for plan benefits                $52,613,678       $78,489,191
                                                                            ===========       ===========


                                                                                 December 31, 1998
                                                                           ----------------------------
                                                                            Employee/           ESOP-
                                                                            Employer          Employer
                                                                             Company           Company
                                                                           Stock Fund        Stock Fund
                                                                           ------------      ------------
        Investments at fair value:
            Compass Bancshares. Inc. common stock                           $54,155,268       $92,994,338
            Expedition Money Market Fund                                      1,003,553         1,031,619
                                                                            -----------       -----------
                      Net investments                                        55,158,821        94,025,957
        Dividends and interest income receivable                                376,163           645,646
        Cash                                                                  1,003,743                 0
        Employee contributions receivable                                       364,912                 0
        Employer contributions receivable                                       228,440           120,614
        Other receivable (payable), net                                      (1,181,292)          258,804
                                                                            -----------       -----------
                      Net assets available for plan benefits                $55,950,787       $95,051,021
                                                                            ===========       ===========


                                                                                 DECEMBER 31, 1999
                                                                           ----------------------------
                                                                            EMPLOYEE/           ESOP
                                                                            EMPLOYER          EMPLOYER
                                                                             COMPANY           COMPANY
                                                                           STOCK FUND        STOCK FUND
                                                                           ------------      ------------
        Investment income:
            Dividends on Compass Bancshares, Inc.
               common stock                                                $  1,773,303      $  2,477,677
            Interest                                                             26,999            41,837
                                                                           ------------      ------------
                      Net investment income                                   1,800,302         2,519,514
        Net realized gain on sale of investments                              2,103,056         2,493,102
        Unrealized appreciation (depreciation) of investments               (10,952,274)      (16,787,575)
        Contributions:
            Employee                                                          5,182,308                 0
            Employer                                                          3,818,615         1,435,888

        Distributions paid to participants                                   (5,289,116)       (6,222,759)
                                                                           ------------      ------------
                      Net increase (decrease)                                (3,337,109)      (16,561,830)
        Net assets available for plan benefits:
            Beginning of year                                                55,950,787        95,051,021
                                                                           ------------      ------------
            End of year                                                    $ 52,613,678      $ 78,489,191
                                                                           ============      ============

                                                                                December 31, 1998
                                                                          -----------------------------
                                                                           Employee/            ESOP
                                                                           Employer           Employer
                                                                            Company           Company
                                                                          Stock Fund         Stock Fund
                                                                          ------------       ------------
        Investment income:
           Dividends on Compass  Bancshares, Inc. common stock            $  1,503,552       $  2,664,024
           Interest                                                              6,534             35,906
                                                                          ------------       ------------
                    Net investment income                                    1,510,086          2,699,930
        Net realized gain on sale of investments                             2,910,601          2,897,658
        Unrealized appreciation (depreciation) of investments              (13,768,685)       (28,297,623)
                                                                          ------------       ------------
                                                                            (9,347,998)       (22,700,035)
                                                                          ------------       ------------
        Contributions:
           Employee                                                          3,671,697                  0
           Employer                                                          3,298,488          2,874,376
                                                                          ------------       ------------
                                                                             6,970,185          2,874,376
                                                                          ------------       ------------
        Distributions paid to participants                                  (5,250,549)        (8,274,880)
        Rollovers and transfers                                                150,717          1,397,456
                                                                          ------------       ------------
                    Net (decrease)                                          (7,477,645)       (26,703,083)
        Net assets available for plan benefits:
           Beginning of year                                                63,428,432        121,754,104
                                                                          ------------       ------------
           End of year                                                     $55,950,787      $  95,051,021
                                                                           ===========      =============


                                                                                December 31, 1997
                                                                       -------------------------------
                                                                          Employee/            ESOP
                                                                           Employer          Employer
                                                                           Company            Company
                                                                          Stock Fund        Stock Fund
                                                                          ------------     --------------
        Investment income:
            Dividends on Compass  Bancshares, Inc. common stock           $  1,330,529     $    2,591,361
            Interest                                                            11,873             20,694
                                                                          ------------     --------------
                      Net investment income                                  1,342,402          2,612,055
        Net realized gain on sale of investments                             2,299,480          2,580,913
        Unrealized appreciation (depreciation) of investments               20,931,704         42,236,382
                                                                          ------------     --------------
                                                                            24,573,586         47,429,350
                                                                          ------------     --------------
        Contributions:
            Employee                                                         3,736,597                  0
            Employer                                                           686,904          3,051,886
                                                                          ------------     --------------
                                                                             4,423,501          3,051,886
                                                                          ------------     --------------
        Distributions paid to participants                                  (2,845,034)        (4,512,855)
        Rollovers and transfers                                                332,868                  0
                                                                          ------------     --------------
                      Net increase                                          26,484,921         45,968,381
        Net assets available for plan benefits:
            Beginning of year                                               36,943,511         75,785,723
                                                                          ------------     --------------
            End of year                                                   $ 63,428,432     $  121,754,104
                                                                          ============     ==============


6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.   TAX STATUS

     The Internal Revenue Service issued a determination letter dated December 13, 1995 stating that the Plan and related trust are designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

8.   RELATED PARTY TRANSACTIONS

     Compass Bank, a subsidiary of the Employer, serves as trustee of the Plan, controlling the distribution and investment of the Plan's assets. During 1999, 1998 and 1997 trustee fees were paid by the Company.

     Compass Bank, a wholly owned banking subsidiary of the Company, acts as investment manager for the Expedition Equity Fund, Expedition Bond Fund, and Expedition Money Market Fund.

                                                                      SCHEDULE I

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN

      SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                   NUMBER OF
                                                                    SHARES/
                                                                     UNITS            COST            FAIR VALUE
                                                                     -----            ----            ----------

*    Compass Bancshares, Inc. common stock                          5,762,393       $63,570,167       $128,573,404

     Mutual funds:
*        Expedition Equity Fund                                     1,897,397        18,928,058         24,514,373
*        Expedition Bond Fund                                          80,023           899,052            762,618
         AIM Constellation Fund                                        77,133         2,623,901          3,124,638
         Fidelity Advisor Stable Value Portfolio                    3,744,213         3,744,213          3,744,213
         Fidelity Advisor Overseas Fund                                61,059         1,212,637          1,431,835
         Fidelity Advisor Balanced Fund                                65,306         1,730,589          1,197,714

*    Expedition Money Market Fund                                   4,125,827         4,125,827          4,125,827
                                                                                    -----------       ------------
                                                                                    $96,834,444       $167,474,622
                                                                                    ===========       ============





    *Compass Bancshares, Inc., the issuer of the common stock and Compass Bank the investment manager of the Expedition Funds, are parties-in-interest to the plan.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

            COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN


            SCHEDULE H, LINE 4J--SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

                                                                                                       CURRENT
                                                                                                        VALUE
                                                                                                     OF ASSET ON
                                  NUMBER OF        PURCHASE         SELLING           COST OF         TRANSACTION        NET
 IDENTITY OF PARTY INVOLVED     TRANSACTIONS         PRICE           PRICE             ASSET             DATE         GAIN (LOSS)
                                ------------      -----------      -----------      -----------      -----------      -----------
Purchase of investments:
    Compass Bancshares, Inc.
       common stock                       125      $10,613,986      $         0      $10,613,986      $10,613,986      $         0
    Expedition Money Market
       Fund                               279       15,740,490                0       15,740,490       15,740,490                0
    Expedition Equity Fund                176       11,845,242                0       11,845,242       11,845,242                0
Sale of investments:
    Compass Bancshares, Inc.
       common stock                       118                0       12,825,405        8,229,247       12,825,405        4,596,158
    Expedition Money Market
       Fund                               303                0       16,823,830       16,823,830       16,823,830                0
    Expedition Equity Fund                113                0        6,784,528        6,603,697        6,784,528          180,831






          The accompanying notes are an integral part of this schedule.

SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPASS BANCSHARES, INC. PROFIT SHARING STOCK BONUS PLAN

                                        ---------------------------------------

                                                (Name of the Plan)

JULY 10, 2000                                   /S/ GARRETT R. HEGEL
------------------                              ---------------------------
    DATE                                        GARRETT R. HEGEL
                                                CHIEF FINANCIAL OFFICER